SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

For the month of March 2010

PRUDENTIAL PUBLIC LIMITED COMPANY

(Translation of registrant’s name into English)

LAURENCE POUNTNEY HILL,

LONDON, EC4R 0HH, ENGLAND

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F  ☒            Form 40-F

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes                    No  ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-

NOTIFICATION OF TRANSACTIONS OF DIRECTORS / PERSONS DISCHARGING MANAGERIAL RESPONSIBILITY OR CONNECTED PERSONS

1.	Name of the issuer

Prudential plc

2.	State whether the notification relates to (i) a transaction notified in accordance with DTR 3.1.2R; (ii) a disclosure made in accordance LR 9.8.6R(1); or (iii) a disclosure made in accordance with section 793 of the Companies Act (2006)

(i)

3.	Name of person discharging managerial responsibilities/director

R Devey

J Foley

T Lemaire

C Manning

M McLintock

N Nicandrou

B Stowe

T Thiam

P Vacassin

S Whitehead

4.	State whether notification relates to a person connected with a person discharging managerial responsibilities/director named in 3 and identify the connected person

Relates to persons named in 3 above

5.	Indicate whether the notification is in respect of a holding of the person referred to in 3 or 4 above or in respect of a non-beneficial interest

Relates to persons named in 3 above

6.	Description of shares (including class), debentures or derivatives or financial instruments relating to shares

Ordinary shares of 5p each and ADRs

7.	Name of registered shareholder(s) and, if more than one, the number of shares held by each of them

BWCI Trust Company Limited

8.	State the nature of the transaction

Deferred award of ADRs for 2009 under the Annual Incentive Plan for T Lemaire, C Manning, and B Stowe (Table 1)

Deferred share award for 2009 under the PruCap Deferred Share Plan for J Foley (Table 2)

Conversion of Deferred share awards for 2009 to restricted shares under the Annual Incentive Plan on same terms for R Devey, M McLintock, N Nicandrou, T Thiam, P Vacassin and S Whitehead (Table 3)

Sale of shares to fund the tax arising

9.	Number of shares, debentures or financial instruments relating to shares acquired and disposed.

Table 1

Name	Number of ADRs awarded under the AIP (*)	% of share capital	Total number of shares held following notification	% of share capital held before and after notification
T Lemaire	23,410	Less than 0.002%	262,394	Less than 0.02%
C Manning	29,896	Less than 0.003%	1,829,955	Less than 0.08%
B Stowe	18,193	Less than 0.002%	875,638	Less than 0.04%

*	Ratio 1 Prudential ADR equals 2 Prudential ordinary shares

Table 2

Name	Number of shares awarded under the PruCap Deferred Share Award	% of share capital	Total number of shares held following notification	% of share capital held before and after notification
J Foley	232,789	Less than 0.01%	949,663	Less than 0.04%

Table 3

Name	Number of shares released under AIP	% of share capital	Number of shares in converted awards (*)	Total shares sold to pay tax	Total of shares sold to pay tax as a % of shares held	Total number of shares held following notification	% of share capital held before and after notification
R Devey	45,375	Less than 0.002%	26,733	18,642	Less than 0.0008%	319,103	Less than 0.02%
M McLintock	118,165	Less than 0.005%	69,620	48,545	Less than 0.002%	716,449	Less than 0.03%
N Nicandrou	41,594	Less than 0.002%	24,506	17,088	Less than 0.0007%	448,706	Less than 0.02%
T Thiam	99,851	Less than 0.004%	58,829	41,022	Less than 0.002%	881,826	Less than 0.04%
P Vacassin	44,866	Less than 0.002%	26,433	18,433	Less than 0.0008%	531,889	Less than 0.02%
S Whitehead	37,473	Less than 0.002%	22,078	15,395	Less than 0.0007%	249,358	Less than 0.01%

10.	Percentage of issued class acquired (treasury shares of that class should not be taken into account when calculating percentage)

See table above

11.	Number of shares, debentures or financial instruments relating to shares disposed

See table above

12.	Percentage of issued class disposed (treasury shares of that class should not be taken into account when calculating percentage)

See table above

13.	Price per share or value of transaction

£5.515

14.	Date and place of transaction

12 March 2010, London

15.	Total holding following notification and total percentage holding following notification (any treasury shares should not be taken into account when calculating percentage)

See table above

16.	Date issuer informed of transaction

12 March 2010

If a person discharging managerial responsibilities has been granted options by the issuer complete the following boxes

17.	Date of grant

N/A

18.	Period during which or date on which it can be exercised

N/A

19.	Total amount paid (if any) for grant of the option

N/A

20.	Description of shares or debentures involved (class and number)

N/A

21.	Exercise price (if fixed at time of grant) or indication that price is to be fixed at the time of exercise

N/A

22.	Total number of shares or debentures over which options held following notification

N/A

23.	Any additional information

N/A

24.	Name of contact and telephone number for queries

Penny Follows, Shareholder Services and Share Plans Manager, 020 7548 3821

Name of duly authorised officer of issuer responsible for making notification

Clive Burns, Head of Secretariat, 020 7548 3805

Date of notification

15 March 2010

Prudential plc is not affiliated in any manner with Prudential Financial Inc, a company whose principal place of business is in the United States of America

Notes: This form is intended for use by an issuer to make an RIS notification required by DR 3.3.

(1)	An issuer making a notification in respect of a transaction relating to the shares or debentures of the issuer should complete boxes 1 to 16, 23 and 24.

(2)	An issuer making a notification in respect of a derivative relating the shares of the issuer should complete boxes 1 to 4, 6, 8,13, 14, 16, 23 and 24.

(3)	An issuer making a notification in respect of options granted to a director/person discharging managerial responsibilities should complete boxes 1 to 3 and 17 to 24.

(4)	An issuer making a notification in respect of a financial instrument relating to the shares of the issuer (other than a debenture) should complete boxes 1 to 4, 6, 8, 9, 11, 13, 14, 16, 23 and 24.

END

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: March 15, 2010

PRUDENTIAL PUBLIC LIMITED COMPANY

By:	/S/ PENNY FOLLOWS
Penny Follows
Shareholder Services and Share Plans manager